Exhibit 1

ELBIT VISION SYSTEMS LTD.
Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES THREE YEAR
RECORD IN QUARTERLY PROFIT AND CONTINUED GROWTH IN
FOURTH QUARTER OF 2010
------
Fourth quarter revenues of $1.68 million – achieving 29% non GAAP operating profit of $0.48 million

Caesarea, Israel, March 23, 2011 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a global  provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending December  31, 2010.

Fourth Quarter 2010 Results:

Revenues for the fourth quarter of 2010 were $1.68 million, representing an increase of 130% compared to $0.73 million for the fourth quarter of 2009.

Gross profit on a GAAP basis was $1 million, representing 59% of revenues, compared with a gross loss of $0.03 million for the fourth quarter of 2009. Gross margins increased substantially due to the previously reported restructuring in June 2010.

Operating profit on a GAAP basis was $414 thousand compared with an operating loss of $630 thousand in the fourth quarter of 2009. Operating profit on a non-GAAP basis for the fourth quarter of 2010 was $480 thousand, representing 29% of revenues, compared with a loss of $548 thousand in the fourth quarter of 2009.

Net profit on a GAAP basis for the fourth quarter of 2010 was $322 thousand, compared to a net loss of $5 million in the fourth quarter of 2009. Net profit on a non-GAAP basis for the fourth quarter of 2010 was $388 thousand, compared to a net loss of $1.5 million in the fourth quarter of 2009.

Sam Cohen, CEO of EVS commented, “For the first time in nearly a decade, EVS has begun to demonstrate its potential in its core competency.  With a fourth quarter gross profit of over 59% and an operating profit of 29%, we are witnessing the impact of the changes made over the past six months, following the sale of Scanmaster.

Having stabilized the company, we are advancing to the next phase of our new business model which includes developing innovative products for our current customer base, as well as our expansion in to new, healthy, and growing markets.

Since this new journey began last June, EVS has had a singular focus to reclaim our place as the world’s leading provider of vision technology for automatic surface inspection.  With these results our vision for EVS has been validated, and for the first time in a decade, we have evidence that our best days are ahead of us,” concluded Mr. Cohen.

Use of Non- GAAP Financial Measures

EVS believes that both non-GAAP financial measures are better principal indicators of the operating and financial performance of its business. The non-GAAP numbers exclude mainly the non-cash equity-based compensation charges recorded in accordance with SFAS 123R as well as associated with purchase price allocation charges. Please see below for more details.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 620 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of operations. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2010
IN U.S. DOLLARS

	Dec-31
	2010	2009
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	547	229
Restricted deposits	32	-
Accounts receivable:
Trade	237	410
Other	70	83
Inventories	475	558
Assets Related to discontinued operation	-	7,216
Total current assets	1,361	8,496

LONG-TERM RECEIVABLES:

Severance pay fund	144	357
Other long-term receivables	271	87
Total long-term receivables	415	444

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	50	133

OTHER ASSETS -
net of accumulated amortization:
Goodwill	242	242
Other intangible assets	-	315
	242	557
Total assets	2,068	9,630

	Dec-31
	2010	2009
	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	170	358
Current Maturities of Loan from Shareholders and Other	270	-
Accounts payable:
Trade	564	782
Deferred revenues	201	31
Other	383	1,627
Liabilities Related to discontinued operation	-	10,141
Total current liabilities	1,588	12,939

LONG-TERM LIABILITIES:
Loans From Banks (net of current maturities)	1,227	1,683
Loans and other liabilities (net of current maturities)	681	-
Loan from shareholder (net of current maturities)	139	-
Other Long Terms liabilities	1,043	-
Accrued severance pay	199	437
Total long-term liabilities	3,289	2,120
Total liabilities	4,877	15,059

SHAREHOLDERS’ EQUITY	(2,809)	(5,429)
Total liabilities and shareholders’ equity	2,068	9,630

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2010
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2010	2009	2010	2009
	U.S. dollars in thousands (except per share data)

REVENUES	3,912	2,244	1,679	730

COST OF REVENUES	1,960	1,774	689	761

GROSS PROFIT	1,952	470	990	(31)

RESEARCH AND DEVELOPMENT
EXPENSES – net	494	861	140	205
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	921	739	293	160
General and administrative	802	896	143	234

OPERATING (LOSS) INCOME	(265)	(2,026)	414	(630)

FINANCIAL (EXPENSES) INCOME - net	(291)	(125)	(78)	(49)

OTHER EXPENSES – net	(307)	7	(14)	7
INCOME (LOSS) BEFORE TAXES ON INCOME	(863)	(2,144)	322	(672)

TAXES ON INCOME	-	3	-	-
INCOME (LOSS) FOR THE PERIOD BEFOR DISCONTINUED OPERATION	(863)	(2,147)	322	(672)

INCOME (LOSS) OF OPERATION OF DISCONTINUED COMPONENTS	(1,946)	(5,530)	-	(4,364)
NET PROFIT FROM DESPOSILE OF DISCONTINUED OPERATION	5,436	-	-	-

INCOME (LOSS) FOR THE PERIOD	2,627	(7,677)	322	(5,036)

LOSS PER SHARE BASIC	0.038	(0.146)	0.005	(0.086)
LOSS PER SHARE DILUTED	0.038	(0.146)	0.005	(0.086)
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	69,523	52,527	69,523	58,748
DILUTED (IN THOUSANDS)	69,741	52,527	69,741	58,748